

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via E-mail
Mr. Anthony Rotondo, President, Chief Executive Officer and Director
First Surgical Partners, Inc.
411 First Street
Bellaire, Texas 77401

> **Re:** **First Surgical Partners, Inc.**
> **March 4, 2011 Response**
> **Form 8-K**
> **Filed January 6, 2011**
> **File No. 000-52458**

Dear Mr. Rotondo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Supplemental Response submitted March 4, 2011

General

1.   Please file an amended Form 8-K to address the comments below in addition to the revisions provided in your supplemental response dated March 4, 2011, as opposed to providing supplemental draft disclosure as a response letter. Please note that we may have additional comments to proposed changes in your response letter, depending upon the actual changes made in the amended Form 8-K.

Overview, page 1

2.   We note your revised disclosure in response to comment two of our letter dated February 2, 2011. Please add disclosure to the Form 8-K discussing the dates of the Contribution Agreement and the Piper Acquisition/First Surgical transaction and the reason the

contribution agreement was entered into before the consolidation of the ASCs was completed. Generally discuss the terms of the consolidation transactions.

3. We note your response to comment three of our letter dated February 2, 2011 and we reissue the comment, as it is unclear how your disclosure has been revised in response to our comment. Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K.

4. We note your revised disclosure in response to comment seven of our letter dated February 2, 2011 and we reissue the comment in part. Please discuss the "certain conditions" you reference in your safe harbors discussion relating to the anti-kickback statute as it applies to surgery centers.

5. We note that the December 10, 2009 amendment to the Bariatric Program Sponsorship Agreement indicates that the agreement had been terminated for cause on January 30, 2009 and reinstated on February 6, 2009. Please file the termination letter and the reinstatement agreement as exhibits. Also, please discuss in the business section the termination and reinstatement.

Management's Discussion and Analysis, page 17

6. Please reconcile the disclosure on page two, which states that 100% of your revenues for the year ended December 31, 2010 were generated by surgeons that were formerly limited partners in your subsidiaries, with the disclosure on page 17, which states that in addition to the 30 affiliated physicians, there are an additional 60 non-affiliated physicians that use your locations for surgical procedures, "many with great frequency."

7. We note your revised disclosure in response to comment 13 of our letter dated February 2, 2011. Please describe in greater detail your key challenges and how they affect your business. For instance, please address how Accountable Care Organizations are "troubling" and the implications if they were to be adopted. In addition, please explain whether the moratorium on physician-owned start-up hospitals may impact your expansion efforts. You state in the risk factors section that no approvals are necessary for the construction, acquisition or expansion of additional surgical facilities.

Business Outlook, page 18

8. In the first paragraph under this heading you disclose that outpatient surgical procedures continue to increase. Conversely, the first paragraph of page 21 discloses a decrease in surgical cases during the three months ended September 30, 2010 as compared to the same period in 2009. Please reconcile these disclosures.

Application of Critical Accounting Policies and Estimates, page 19

Revenue Recognition, page 19

9.   We note that you do not expect material changes in the estimate of prior period
        allowances for contractual and other adjustments. Please tell us, and disclose to the
        extent material, the amount of changes in estimates of prior period contractual
        adjustments that you recorded during the current period for each period presented. For
        example, quantify for us the difference between estimates of contractual adjustments for
        services provided in 2009 and the amount of the new estimates or settlement amounts for
        those 2009 services that were recorded during 2010.

Results of Operations, page 20

10.   We note your response to comment 19 of our letter dated February 2, 2011 and we
        partially reissue the comment. Please revise to discuss the material terms of the
        management agreements.

Executive Compensation, page 28

11.   We note your revised disclosure in response to comment 27 of our letter dated February
        2, 2011 and we partially reissue the comment. Please disclose the material terms of the
        each named executive officer's compensation arrangement. In this regard, we note that
        only Messrs. Rotondo and Knight receive a salary. Please discuss why and how the
        salary was determined. In addition, the discussion of employment agreements on page 28
        is incomplete.

12.   Please revise the disclosure in footnote one to reflect the years ended 2010 and 2009, as
        these are the years reflected in the table. In addition, we note the disclosure in footnote
        one that since Dr. Varon and Mr. Rotondo are equal owners of First Surgical Partners
        LLC, half of the amount paid to First Surgical Partners LLC was applied to each
        individual's all other compensation. However, the amounts included in the table do not
        reconcile with the total amounts paid, as disclosed in footnote one. Please reconcile.

Certain Relationships and Related Transactions, page 28

13.   We note your revised disclosure in response to comment 30 of our letter dated February
        2, 2011 and we partially reissue the comment. Please identify the shareholder who
        provided the $700,000 line of credit and the shareholder from whom you lease a building.
        Please disclose the lease payments made during the time periods required by Item 404 of
        Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

14.   Please revise footnote seven to reflect the duration of the voting agreement.

Exhibits

15.   We note the amendments to the certificate of incorporation. Please file a complete copy
        of the certificate of incorporation as amended, as required by Item 601(b)(3)(i) of
        Regulation S-K.

16.   We note your exhibits filed in response to comment 33 of our letter dated February 2,
        2011. We are unable to locate exhibit 4.6. Please revise to file the exhibit. Please
        reconcile the agreement dates for exhibits 3.6 and 4.5, and reconcile the incorporation by
        reference Form 8-K filing date for footnote five, as there is not a Form 8-K filed on
        February 8, 2011. We note that exhibit 10.8 has been include with your revised Form 8-
        K. Please amend your exhibit list to reflect that it is not being incorporated by reference
        hereto. We may have further comment.

17.   We note your response to comment 34 of our letter dated February 2, 2011, that Item 601
        of Regulation S-K does not require your subsidiaries to file certain documents. Please
        note our prior comment asked you to file your list of subsidiaries in accordance with Item
        601 of Regulation S-K.

18.   We note your response to comment 35 of our letter dated February 2, 2011 and reissue
        the comment. Please file exhibits 10.1, 10.7, 10.8 and 10.13 in their entirety as required
        by Item 601(b)(10) of Regulation S-K. In this regard, we note they are missing
        schedules, exhibits or attachments.

Financial Statements of First Surgical Texas, Inc. as of and for the Two Years Ended December
31, 2009 and 2008, Exhibit 99.1

19.   Please tell us, and disclose to the extent material, the amount of allowance for
        uncollectible accounts as of each balance sheet date presented and the amounts of bad
        debt expense and write-offs incurred during each period presented.

Note 1. Organization and Description of Business, page 6

20.	We note your response to comment 37 in our letter dated February 22, 2011. We believe that the presentation of pro forma income tax and the related impact on earnings per share would be meaningful to an investor's understanding of the impact the change to a taxable entity had on your financial statements and enhance the comparability between taxable and nontaxable periods, particularly in light of your disclosure on page 24 that you expect your effective income tax rate to be 35% in 2011. Please confirm to us that you will provide pro forma tax expense and earnings per share data on the face of your historical statements of operations of pre-merger periods in future periodic reports on Forms 10-K and 10-Q.

21.	We note your response to comment 41 in our letter dated February 2, 2011. It appears the First Surgical Texas, Inc. historical financial statements do not reflect the 39,964,346 shares issued by Arkson Neutraceuticals Corp. (Arkson) to acquire 100% of the outstanding securities from shareholders of First Surgical Texas, Inc. Therefore, it appears the effect of the recapitalization between Arkson and First Surgical Texas, Inc. would be material. Please provide pro forma financial information giving effect to the recapitalization between Arkson and First Surgical Texas, Inc. The pro forma balance sheet should also give effect to the reclassification of retained earnings to additional paid-in capital that was referenced in our prior comment 36, and the pro forma statements of operations should give effect to the provision of income taxes that was referenced in our prior comment 37.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

				Sincerely,

				/s/ Pamela Howell
				for

				John Reynolds
				Assistant Director